Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended June 30, 2011

TABLE OF CONTENTS

INTRODUCTION	3
BUSINESS PROFILE AND STRATEGY	3
OVERALL FINANCIAL PERFORMANCE	5
Third Quarter and Year-to-Date Highlights	5
SELECTED FINANCIAL INFORMATION	8
FINANCIAL ANALYSIS	8
Branch Count	8
Revenue	9
Same Branch Revenues	11
Branch Operating Income and Operating Income	11
Expenses (excluding retention payments)	12
Retention Payments	12
Depreciation and Amortization	12
Income Taxes	13
LIQUIDITY AND CAPITAL RESOURCES	13
RISK FACTORS AFFECTING PERFORMANCE	13
Consumer Protection Regulations	13
Legal Proceedings	15
Third Party Lenders/Retention Payments	16
CONTROLS AND PROCEDURES	17
OUTSTANDING SHARE DATA	17
DIVIDENDS	17
RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED	17
International Financial Reporting Standards (IFRS)	17
SUMMARY OF QUARTERLY RESULTS	18
OTHER	18
Cautionary Statement Regarding Forward-looking Information	18
Non-GAAP Measures	19
EBITDA Reconciliation	20

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with The Cash Store Financial Services Inc.’s (“Cash Store Financial” or the “Company”) unaudited interim consolidated financial statements for the three and nine months ended June 30, 2011, and the audited consolidated financial statements and MD&A for the fifteen months ended September 30, 2010, both of which are available at SEDAR (www.sedar.com) and at the United States Securities and Exchange Commission website (www.sec.gov).

All figures are presented in Canadian dollars and are reported in accordance with Canadian generally accepted accounting principles.

This MD&A is dated as of July 27, 2011.

BUSINESS PROFILE AND STRATEGY

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A.

Cash Store Financial is an alternative to traditional banks, providing short-term advances and other financial services, to serve the needs of everyday people in Canada through our two branch banners: Cash Store Financial and Instaloans.  Cash Store Financial and Instaloans act as brokers and lender to facilitate short-term advances and to provide other financial services to income-earning consumers. We also provide a range of financial products that are not supplied by traditional financial institutions. As of June 30, 2011, we owned and operated 582 branches in nine Canadian provinces, two Canadian territories and the United Kingdom.  Our workforce is dynamic and we operate within a performance-based culture.  We employ approximately 2,300 associates across Canada and the United Kingdom.  Cash Store Financial is the only broker and lender of short-term advances and provider of other financial services in Canada that is publicly traded on both the Toronto and New York Stock Exchanges. Cash Store Financial trades under the symbol “CSF” on the Toronto Stock Exchange and under the symbol “CSFS” on the New York Stock Exchange.

Our business is based on the recognition that the needs of a segment of the Canadian and UK population are not being properly serviced by traditional financial institutions. Our strategic objective is to establish Cash Store Financial and Instaloans as the provider of choice, in the jurisdictions in which we operate, for short-term advances and other financial services by offering a wide range of products, a high level of customer service, and convenient locations and hours of operation.

In addition to meeting our customers’ needs by providing small, short-term loans which can be accessed quickly, we also offer financial product insurance, cheque cashing products, bank accounts, money transfers, pre-paid master cards, debit cards, and prepaid phone cards.

A key component of our long-term business strategy has been product diversification.  This strategy has and should continue to assist us in offsetting downward pressure on revenue and earnings resulting from provincially regulated rate caps on payday loans.  In the third quarter of 2010, through an agency agreement with DC Bank, a federally regulated Canadian Schedule 1 bank, we introduced a basic deposit account product. A new premium bank account product that features unlimited free cheque cashing and free on-line bill payments was introduced in late Q2 2011. Both types of account are insured by the Canada Deposit Insurance Corporation. On a national basis, consumer acceptance of both products has been high.

Cash Store Financial’s strategic priorities are:

Operational:

Operational strategic priorities can be broken down into four main strategic priorities:

1)	Driving market penetration

•	Maximizing the potential of our expanding branch network;

•	Continued focus on improving Branch Operating Income (“BOI”) margins for all our branches;

•
Continuing to educate, motivate and improve the performance of our associates through an integrated communication and training strategy that includes Cash Store Financial College, Cash Store Financial TV and our annual President’s Forum with every branch manager; and

•	Providing strong leadership through in-the-field, hands-on involvement of senior management and getting back to the basics throughout the company.

2)	Growing existing product lines and implementation of new product initiatives

•	Providing superior service in relation to existing product offerings; and

•	Accelerating revenue growth through further new product initiatives.

3)	International expansion

•	Aggressive expansion of our network in the United Kingdom (UK); and

•	Establish infrastructure in the UK to facilitate aggressive expansion.

4)	New branch openings

•
Further expanding our position in the Canadian alternative financial services industry through organic growth into underserved communities based on new branch profitability or via the acquisition of existing operators.

Financial

•	Maximizing shareholder value by growing our earnings per share;

•	Further investing in business intelligence;

•	Reducing our cost of capital; and

•	Controlling or reducing costs through a strong focus on operational excellence and by taking advantage of our growing buying power.

Cash Store Financial has recognized its corporate responsibility to contribute to the communities in which we do business. In 2008, we partnered with the Alberta Diabetes Foundation to raise $7.5 million for research to be undertaken at the Alberta Diabetes Institute, a globally-recognized centre of research excellence. In 2010 the Company was one of 16 companies recognized with a “Roll of Honour” award by the Alberta Association of Fund Raising Executives. The “Roll of Honour” award celebrates extraordinary commitment and contributions to the non-profit sector from corporate citizens and individuals around Alberta. In Calendar 2011, Cash Store Financial will host 33 “freedom” runs across Canada.

OVERALL FINANCIAL PERFORMANCE

Third Quarter and Year-to-Date Highlights

This section contains forward-looking statements.  See “Cautionary Statement Regarding Forward-Looking Information” located at the end of the MD&A.

Thousands of dollars, except for per share amounts	Three Months Ended		Nine Months Ended
Consolidated results	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
Revenue	$49,711	$47,336	$146,241	$130,380
Branch operating income	14,704	16,809	40,851	45,586
Net income
Before class action expenses net of normalized tax	3,428	5,543	9,157	15,074
Net income and comprehensive income	1,155	5,476	7,007	13,142
Earnings before interest, taxes, amortization and class action expenses	7,753	10,425	21,513	29,158
Earnings before interest, taxes and amortization	4,547	10,325	18,307	26,243
Diluted earnings per share
Before class action expenses net of normalized tax	$0.19	$0.31	$0.52	$0.86
Net income and comprehensive income	$0.07	$0.31	$0.40	$0.75

Net income and comprehensive income for the third quarter was $1.2 million (after removing class action settlement costs and related taxes was $3.4 million), compared to $5.5 million (after removing class action settlement costs and related taxes was $5.5 million) for the same period last year. For the nine month period ended June 30, 2011, net income was $7.0 million (after removing class action settlement costs and related taxes was $9.2 million), compared to $13.1 million (after removing class action settlement costs and related taxes was $15.1 million) in the same period last year.

Diluted earnings per share were $0.07 in the quarter ($0.19 after removing class action settlement costs and related taxes), compared to $0.31 ($0.31 after removing class action settlement costs and related taxes) for the same period last year, and $0.40 for the nine month period ended June 30, 2011 ($0.52 after removing class action settlement costs and related taxes), compared to $0.75 ($0.86 after removing class action settlement costs and related taxes) for the same period last year. Loan volumes and loan revenues were lower than anticipated leading to lower than expected earnings during the quarter.

Significant factors impacting third quarter and nine months results include:

•
Growth in overall revenue of 5.1% for the three months ending June 30, 2011, compared to the same period last year, and an increase of 12.1% for the nine months ending June 30, 2011 compared to the same period last year;

•
Loan fees were down 3.7% for the three months ending June 30, 2011, at $33.9 million compared to $35.2 million in the same period last year given decreases in same branch loan volumes and rate compression in Manitoba, Alberta and Nova Scotia.  The effect of rate compression reduced our rates by 22.6%, 9.2% and 23.8% in Manitoba, Alberta and Nova Scotia respectively.  For the nine months ended June 30, 2011, loan fees were $103.1 million compared to $100.7 million for the same period last year;

•
Accelerated growth in other revenues of 29.5% to $15.8 million for the three months period ending June 30, 2011 when compared to the same period last year, and an increase of 45.5% to $43.2 million for the nine month period ending June 30, 2011 when compared to the same period last year, reflecting continued success on our product diversification strategy. As a percentage of total revenue, other income increased to 31.8% from 25.8% or a 23.3% increase for the quarter.  For the nine month period ending June 30, 2011 other income was 29.5% of total revenue compared to 22.8% for the same period last year or a 29.7% increase;

•
Overall for the nine month period, loan volumes increased, relative to the same period last year, resulting from the addition of 57 new branches.  Loan volumes for the three months ending June 30, 2011 were down 0.5% to $204.6 million and for the nine months ending June 30, 2011, loan volumes were up 11.3% to $619.7 million;

•
Drag on earnings increased by $1.2 million in the quarter and $3.6 million for the nine months resulting from new branch openings.  With only four new branches opened in the quarter, the drag may dissipate in future periods;

•
Retention payments increased by $941,000 for the three months ending June 30, 2011 compared to the same period last year and increased by $4.4 million for the nine months ending June 30, 2011 when compared to the same period last year. Due to rate compression, this expenditure category increased when measured as a percentage of loan fees;

•
Provision for loan losses for on-balance sheet lending increased $462,000 for the three months period ending June 30, 2011 compared to the same period last year, and $1.7 million for the nine months ending June 30, 2011 compared to the same period last year;

•
Selling, general and administration (“SG&A”) costs increased related to new regulatory process, costs related to the introduction of bank accounts, professional and legal fees related to class action matters and trade mark infringement issues with an increase of $954,000 for the three months period ending June 30, 2011 compared to the same period last year, and an increase of $3.6 million for the nine months ending June 30, 2011 compared to the same period last year;

•	Corporate expenses increased by $286,000 in the quarter due to increased marketing initiatives, UK expansion and increased corporate salary costs;

•	Regional expenses increased by $431,000 related to a reorganization at the regional and division vice president level and infrastructure additions in both Canada and the UK; and

•	Revenues decreased in Manitoba and Nova Scotia of $756,000 and $194,000 respectively in the quarter and $2.1 million in Manitoba for the nine months as a result of rate compression.

•	Working capital increased by $1.2 million in the quarter and $8.9 million for the nine months ending June 30, 2011 compared to the same period last year.

Our EBITDA was $4.5 million for the quarter, compared to $10.3 million for the same period last year and was $18.3 million for nine months ended June 30, 2011, compared to $26.2 million for the same period last year.  This decrease in the current quarter is due to class action settlement costs, rate compression, increased retention payments, branch level SG&A, and increased regional and corporate infrastructure costs compared to the same period last year offset by increases in other revenues. EBITDA, adjusted to remove class action settlements, was $7.8 million, compared to $10.4 million in the same period last year and was $21.5 million for the nine months ended June 30, 2011, and $29.2 million in the same period last year.

The implementation of provincial industry rate regulations commenced in August 2009 and continued through until March 2010.  Rate regulations have been implemented in British Columbia, Alberta, Ontario, Manitoba and Nova Scotia, representing markets in which 91% of our branches are located.  Although we have experienced a decrease in our margins as a result of provincial rate caps, we continue to view regulation as positive for the industry and critical to our long-term growth and success.

Product and revenue diversification initiatives continue to generate positive results. Revenue from other services (including fees from bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, cheque cashing and prepaid phone cards) increased to $15.8 million in the third quarter, up from $12.2 million in the same period last year.  We have made significant improvements in products and services which complement our existing product lines.  We will continue to progress towards our objectives of diversifying our revenue stream with products which enhance and augment our core products, and increasing the value generated from our existing suite of products.

As discussed last quarter, there has been a significant realignment of the regional and senior management structure of our operations group.  We expect that these changes will lead to strong growth in future periods. Further expansion of our infrastructure will take place in order to facilitate our aggressive growth plans in the United Kingdom.

SELECTED FINANCIAL INFORMATION

Thousands of dollars, except for per share amounts and branch figures		Three Months Ended		Nine Months Ended
Consolidated results		June 30	June 30	June 30	June 30
		2011	2010	2011	2010
No. of branches	Canada	574	523	574	523
United Kingdom		8	2	8	2
		582	525	582	525
Loan volumes
Loan fees included		$204,616	$205,659	$619,681	$556,590

Revenue
Loan fees		$33,944	$35,183	$103,071	$100,671
Other income		15,767	12,153	43,170	29,709
		49,711	47,336	146,241	130,380

Branch expenses
Salaries and benefits		14,591	13,695	43,086	37,595
Retention payments		6,774	5,833	20,541	16,133
Selling, general and administrative		5,368	4,361	17,125	12,730
Rent		4,589	3,790	13,560	10,595
Advertising and promotion		1,312	1,171	4,041	3,254
Provision for loan losses		662	200	1,979	302
Depreciation of property and equipment		1,711	1,477	5,058	4,185
		35,007	30,527	105,390	84,794
Branch operating income		14,704	16,809	40,851	45,586

Regional expenses		4,069	3,638	11,982	9,427
Corporate expenses		4,800	4,514	13,098	11,943
Other depreciation and amortization		455	405	1,542	1,471
Income before income taxes and class action settlements		5,380	8,252	14,229	22,745
Class action settlements		3,206	100	3,206	2,915
EBITDA *		4,547	10,325	18,307	26,243
Net income and comprehensive income		$1,155	$5,476	$7,007	$13,142
Weighted average number of shares outstanding - basic		17,339	17,012	17,207	16,873
Basic earnings per share
Income before class action settlement costs		$0.19	$0.33	$0.53	$0.86
Net income and comprehensive income		$0.07	$0.32	$0.41	$0.78
Diluted earnings per share
Income before class action settlement costs		$0.19	$0.31	$0.52	$0.86
Net income and comprehensive income		$0.07	$0.31	$0.40	$0.75
Consolidated Balance Sheet Information
Working capital		$16,434	$7,450	$16,434	$7,450
Total assets		118,875	104,630	118,875	104,630
Total long-term liabilities		9,212	4,298	9,212	4,298
Total liabilities		31,751	27,638	31,751	27,638
Shareholders' equity		$87,124	$76,992	$87,124	$76,992
*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

FINANCIAL ANALYSIS

This analysis provides an overview of our financial results for the third quarter ended June 30, 2011, compared to the fourth quarter ended June 30, 2010 and the first nine months of fiscal 2011 compared to the same nine-month period last year.

Branch Count

This section contains forward-looking statements.  See “Cautionary Statement Regarding Forward-Looking Information” located at the end of the MD&A.

At the end of the third quarter, a total of 582 branches were in operation, an increase of 57 branches, compared to 525 branches at the end of the same period last year. During the quarter, four new branches were opened and one branch was consolidated. Branch performance continues to be monitored and branch consolidations will occur when efficiencies can be achieved.

We increased our net number of branches by three over the quarter as compared to 36 in the same period last year. For the nine months period ended June 30, 2011 we consolidated three branches compared to two branches for the same nine months period last year.  . We anticipate adding one branch over the next quarter in Canada and reaching 10 to 15 branches in the UK by the end of fiscal 2011.

Material factors that determine the number of branch openings include availability of suitable locations with suitable lease terms, branch performance within similar areas and favorable market rates.

Revenue

In the three months ended June 30, 2011 revenue increased 5.1% to $49.7 million from $47.3 million in the same period last year.  For the nine months ended June 30, 2011, revenues were $146.2 million, up 12.1% compared to $130.4 million for the same period last year.  Loan volumes were $204.6 million in the quarter, down 0.5% from $205.7 million for the same period last year. Loan volumes for the nine months ended June 30, 2011 were up 11.3% to $619.7 million from $556.6 million for the same period last year.  Loan fees for the quarter were down 3.5% to $33.9 million compared to $35.2 million for the same period last year.  For the nine months ended June 30, 2011 loan fees were $103.1 million up 2.4% from $100.7 million for the same period last year.  The loan fees were down in the quarter as a result of decreased loan volumes and rate compression.

The table below illustrates branch aging categories by year opened.

(Thousands of dollars, except branch figures)		Revenues (3 months ended)			Average Revenue per Branch per Month
	Number of	June 30	June 30%		June 30	June 30
Year Opened	Branches	2011	2010	Change	2011	2010
2001 *	94	$9,170	$9,866	-7%	$33	$35
2002	13	1,628	1,909	-15%	42	49
2003	35	4,002	4,235	-6%	38	40
2004	52	5,384	5,744	-6%	35	37
2005	66	6,345	6,763	-6%	32	34
2006	50	4,707	4,952	-5%	31	33
2007 **	37	3,098	2,826	10%	28	25
2008	34	2,698	2,945	-8%	26	29
2009	48	3,269	3,067	7%	23	21
2010	112	7,253	4,624	57%	22	14
2011	41	1,894	-	100%	15	-
	582	49,448	46,931	5%	$28	$27
Consolidation of branches		14	208
Other		249	197
Continuing operations		$49,711	$47,336
* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.
** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

The following table depicts the split between loan fees and other revenues:

(thousands of dollars)	Three months ended		Nine months ended
	June	June	June	June
	2011	2010	2011	2010
Revenues
Loan fees	$33,944	$35,183	$103,071	$100,671
Other	15,758	12,152	43,148	29,707
	49,702	47,335	146,219	130,378
Interest income	9	1	22	2
	$49,711	$47,336	$146,241	$130,380

Loan fees for the three months ended June 30, 2011 decreased to $33.9 million from $35.2 million in the same period last year, given decreases in same branch loan volumes and rate compression of 22.6%, 9.2% and 23.8% in Manitoba, Alberta and Nova Scotia, respectively.  For the nine months ended June 30, 2011, loan fees were $103.1 million compared to $100.7 million for the same period last year.

Revenue from other services (including fees from bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, cheque cashing and prepaid phone cards) in the three months ended June 30, 2011, increased 29.5% to $15.8 million or 31.8% of revenue, up from $12.2 million or 25.8% of revenue in the same quarter last year.  Other revenues have increased significantly as a result of the introduction of new products and other product enhancements namely bank accounts. These new products and enhancements are part of our long-term strategy to diversify revenue streams by providing our customers with a broader suite of financial services and products.   For the nine months ended June 30, 2011, other revenue was $43.2 million, up 45.5% from $29.7 million for the same period last year.

In the three months ended June 30, 2011, the average loan size was $495 compared to $441 per loan in the same period last year.

Due to the seasonal nature of our business, we anticipate revenues will decrease next quarter as compared to the current quarter.

Same Branch Revenues

Same branch revenues for the 484 locations open since the beginning of the same quarter of fiscal 2010 decreased by 4.1% compared to the same period last year, with same branch revenues averaging $90,600 in the third quarter compared to $94,400 in the same period last year. Same branch revenues for the 445 locations open since the beginning of the nine months period ended October 1, 2009 decreased by 1.0% compared to the same period last year, with same branch revenues averaging $276,900 in the nine months ended June 30, 2011 compared to $279,700 in the same period last year. Same branch revenues decreased as a result of rate compression in Manitoba and Nova Scotia and a drop in same branch loan volumes.  The corresponding decreases in same branch revenues for Manitoba and Nova Scotia in total were $626,000 and $347,000 respectively in the quarter and $1.5 million and $140,000 respectively for the nine months ended June 30, 2011.

Also, same branch revenue, as it relates to the brokering of loans, was down 11.1% (9.5% for the nine months ended June 30, 2011) as a result of loan fee rate compression in Manitoba and Nova Scotia coupled with decreased loan volumes. The corresponding decreases in total same branch revenue, as it relates to the brokering of loans in Manitoba and Nova Scotia were $786,000 and $346,000 respectively in the quarter and $2.5 million and $381,000 respectively for the nine months ended June 30, 2011.

Branch Operating Income

BOI for the three months ended June 30, 2011 was $14.7 million (29.6% of revenue) compared to $16.8 million (35.5% of revenue) in the same period as last year.  Branch operating income in the nine months ended June 30, 2011 was $40.9 million (28.0% of revenue), compared to $45.6 million (35.0% of revenue) for the same period last year.

BOI was down as a percentage of revenue as a result of decreased same branch revenues, increases in SG&A related to new regulatory processes, increased expenses due to the opening of 57 new branches adding to the drag on earnings, increased retention payments and provision for loan losses. The decreased margins and increased expenses have been offset primarily by positive trending in revenues from other services.

BOI, by maturity level is outlined below:

(Thousands of dollars, except branch figures)		BOI (Loss) - 3 months ended		BOI % of Revenues
	Number of	June 30	June 30	June 30	June 30
Year Opened	Branches	2011	2010	2011	2010
2001 *	94	$3,882	$4,537	42.3%	46.0%
2002	13	777	974	47.7%	51.0%
2003	35	1,845	2,067	46.1%	48.8%
2004	52	2,451	2,568	45.5%	44.7%
2005	66	2,604	2,805	41.0%	41.5%
2006	50	1,874	2,068	39.8%	41.8%
2007 **	37	1,173	1,268	37.9%	44.9%
2008	34	1,216	1,293	45.1%	43.9%
2009	48	511	548	15.6%	17.9%
2010	112	(490)	(500)	-6.8%	-10.8%
2011	41	(668)	(10)	-35.3%	-
	582	15,175	17,618
Branches not yet open		(29)	8
Consolidation of branches		(33)	(29)
Other		(409)	(788)
Branch Operating Income		$14,704	$16,809
* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.
** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

Expenses (excluding retention payments)

Expenses for the three months ended June 30, 2011 totalled $35.4 million, an increase from $31.4 million in the same period last year. Expenses in the nine months ended June 30, 2011 have increased to $104.9 million, compared to $85.8 million for the same period last year. The increase is primarily due to the addition of 57 new branches, increased SG&A related to new regulatory processes, professional fees, provision for loan losses for on-balance sheet lending, an increase in regional and corporate infrastructure costs and costs associated with expanding into the UK.

Retention Payments

Third-party lender retention payments for the three months ended June 30, 2011 totalled $6.8 million (3.3% of loans brokered), compared to $5.8 million (2.8% of loans brokered) in the same period last year.  As a percentage of loan fees, retention payments have increased to 20.0% in the three months ended June 30, 2011, compared to 16.6% in the same period last year.  The increases as a percentage of loan fees and loans brokered are as a result of rate compression. Retention payments in the nine months ended June 30, 2011 totalled $20.5 million (3.3% of loans brokered), compared to $16.1 million (2.9% of loans brokered) for the same period last year.

Depreciation and Amortization

Depreciation of property and equipment and amortization of intangible assets for the three months ended June 30, 2011 totalled $2.2 million, compared to $1.9 million in the same period last year. Depreciation of property and equipment and amortization of intangible assets for the nine months ended June 30, 2011 was $6.6 million, compared to $5.7 million for the nine months ended June 30, 2010. The increase reflects the addition of 57 new branches and a large scale refresh program for our mature branches.

Income Taxes

Our effective tax rate was 46.9% in the three months ended June 30, 2011, compared to 32.8% for the same period last year. Our effective tax rate was 36.4% for the nine months ended June 30, 2011, compared to 33.7% for the same period last year. The effective tax rate is higher than the statutory tax rate of 28.6% due to a provision for certain prior year income matters.

LIQUIDITY AND CAPITAL RESOURCES

Our cash increased by $3.4 million to $18.8 million in the three months ended June 30, 2011 compared to $15.4 million as of March 31, 2011, and decreased $800,000 for the nine months ended June 30, 2011 compared to $19.6 million at September 30, 2010.  Significant items impacting cash in the three and nine months ended June 30, 2011 included:

•	Cash generated from operating activities, before non-cash operating items, of $3.2 million during the three months ended June 30, 2011 and $15.5 million in the nine months ended June 30, 2011;

•	Property and equipment and intangible asset expenditures of $1.1 million during the three months ended June 30, 2011 and $7.6 million in the nine months ended June 30, 2011;

•	Cash required for on balance sheet lending of $69,000 during the three months ended June 30, 2011 and $1.7 million in the nine months ended June 30, 2011;

•	Dividend payments of $2.1 million during the three months ended June 30, 2011 and $5.9 million in the nine months ended June 30, 2011; and

•	Issuance of common shares for proceeds from exercised options and warrants of $1.4 million during the three months ended June 30, 2011 and $2.0 million in the nine months ended June 30, 2011.

At June 30, 2011, our working capital position totalled $16.4 million compared to $15.3 million as at September 30, 2010.

RISK FACTORS AFFECTING PERFORMANCE

Our financial and operational performance is potentially affected by a number of factors including, but not limited to, changing consumer protection regulations, industry and company specific class action lawsuits, access to third-party lenders and other issues described in our most recent Annual Information Form (“AIF”).  As a company we identify risks in four main categories: 1) operational; 2) financial; 3) legal and regulatory; and 4) strategic.  A more detailed discussion of our risk factors is presented in our most recent AIF filed with the securities regulatory authorities on SEDAR (www.sedar.com). Our Risk Management department works continually to assess and mitigate the impact of potential risks to our stakeholders.

Consumer Protection Regulations

The following rate caps are currently in effect:  Nova Scotia - $25 per hundred dollars loaned; British Columbia - $23 per hundred dollars loaned; Ontario - $21 per hundred dollars loaned; Manitoba - $17 per hundred dollars loaned; and Alberta - $23 per hundred dollars loaned.  Newfoundland has announced that it does not intend to implement industry specific consumer protection legislation.  Saskatchewan has applied for a federal designation that will facilitate implementation of new consumer protection measures, including a rate cap of $23 per hundred dollars loaned. We anticipate that these measures will be implemented in Saskatchewan within the calendar year.  The provinces of New Brunswick and Prince Edward Island have passed legislation to facilitate the implementation of rate caps and other industry specific consumer protection measures; however, at this stage it remains difficult to specify expected rates for these provinces or when these provinces will actually implement rate caps or other consumer protection measures.   All Canadian jurisdictions that have implemented industry specific consumer protection measures appear to be committed to facilitating a competitive industry. Below is a summary of rate caps per province:
	Rate per $100	Date enacted or anticipated
Nova Scotia	25	April 1, 2011
British Columbia	23	November 18, 2009
Ontario	21	December 15, 2009
Alberta	23	March 1, 2010
Manitoba	17	October 18, 2010
Saskatchewan	23	Within fiscal 2011

In the first quarter of fiscal 2011, the Nova Scotia Utility and Review Board conducted administrative hearings to review the rate cap of $31 per hundred dollars loaned that was in force in that province at that time.   As of April 1, 2011 the new rate cap in Nova Scotia is $25 per hundred dollars loaned.  As a result loan fees in Nova Scotia decreased by $194,000 in the quarter.

On November 9, 2010, Consumer Protection BC issued a compliance order requiring Cash Store Financial to: (i) reimburse all borrowers with loan agreements negotiated with Cash Store Financial and its subsidiaries between November 1, 2009, and November 9, 2010, the amount charged, required or accepted in relation to the issuance of a cash card; (ii) provide the option to any borrower negotiating a loan agreement with Cash Store Financial and its subsidiaries, of receiving a cheque, cash or some other financial instrument which provides the loan proceeds to the borrower at the time the loan agreement is negotiated; and, (iii) make a payment of $4,005.90 in respect of costs.

The Company has formally disputed certain findings upon which this compliance order was based, and on December 9, 2010 filed a Request for Redetermination.  The basis of our submission is that Cash Store Financial does not issue and has never issued cash cards to its customers. Rather, customers are issued cash cards by an arms-length third party.  This arms-length third party is a federally regulated Canadian schedule I bank.  Cash Store Financial is not a party to any agreements in respect of cash cards.  All contracts in respect of cash cards are directly between individuals and the arms-length third party. Through agreements with an arms-length third party, Cash Store Financial’s customers are given the option, following the completion of a loan agreement offered or arranged by Cash Store Financial, of receiving a cash card and related services from an arms-length third party. All fees associated with the issuance of these cash cards accrue directly to arms-length third party. Cash Store Financial is not a related party to this arms-length third party.
We anticipate no material impact from the determination. Consumer Protection BC has advised us they will reconsider their original determination.

On May 10, 2011, the Government of Alberta issued an Order directing Cash Store Financial to cease certain practices. The Government of Alberta has stated that the Order is based on allegations that unfair lending activities have been practiced by Cash Store Financial.  Of particular concern to Cash Store Financial are reported allegations that the Company has required customers to purchase ancillary services, such as a pre-paid cash card, as a condition for receiving a loan. This is not Company policy and never has been but is the major issue identified in the Order.

Company policy is to provide customers with the ability to immediately receive proceeds of their loan by way of cheque,  immediately upon request.

Legal Proceedings

British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc. (Canada), Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, these actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, we settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by us. The settlement is a compromise of disputed claims.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses.  The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $10.9 million to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required. In the current quarter, the Company increased the provision by $3,206 due to new information being received. As at June 30, 2011, the remaining accrual is $4,039.

Alberta

We have been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, certain of our customers’ third-party lenders, directors and officers added to the Claim.

We believe that we conduct our business in accordance with applicable laws and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable at this time.

Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store (Canada), Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from the Cash Store Financial or Instaloans. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

We believe that we conducted our business in accordance with applicable laws and are defending the action vigorously. Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action in 2008, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed.  However, the likelihood of loss, if any, is not determinable at this time.

Other

We are also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for these claims.

Third Party Lenders/Retention Payments

Most funding of short-term advances is currently provided by independent third party lenders.  As a result, our business is highly dependent on third party lenders who are willing to make significant funds available for lending to our customers. There are no assurances that the existing or new third party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a significant material adverse impact on our results of operations and financial condition.

To facilitate the short-term advance business, we have entered into written agreements with a number of third party lenders who are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided we have properly performed our duties under the terms of the agreements. In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Our board of directors regularly approves a resolution which authorizes us to pay a maximum amount of retention payments per quarter to third-party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the board of directors.

CONTROLS AND PROCEDURES

Management has evaluated whether there were changes in our internal controls over financial reporting during the most recent interim period ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. No such changes were identified.

OUTSTANDING SHARE DATA

As at July 27, 2011, we had 17,411,548 common shares outstanding.  There were also options to purchase 833,501 common shares, which if exercised, would provide us with proceeds of approximately $7.2 million.

DIVIDENDS

On July 27, 2011, we declared a quarterly dividend of $0.12 per common share. The dividend is payable on August 25, 2011, to shareholders of record on August 10, 2011.

The Company reviews its dividend distribution policy on a quarterly basis, evaluating its financial position, profitability, cash flow and other factors the Board of Directors considers relevant. Prior to August 31, 2007, we had not declared or paid a dividend on the common shares.  We declared our first dividend on August 31, 2007, in the amount of $.025 cents per common share.  In total, dividends of $3.6 million were paid to holders of common shares in fiscal 2008, $5.3 million in fiscal 2009, $9.1 million in the fifteen months of fiscal 2010 and $5.9 million in the first nine months of fiscal 2011. The following table sets forth the quarterly dividends paid by the Company in the last quarter ended:

	2011	2010	2009	2008
Dividend per share	$ 0.120	$ 0.100	$0.065	$0.025
Percentage increase	20%	54%	160%

RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED

International Financial Reporting Standards (IFRS)

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. The Company has decided to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in fiscal 2012.

The decision to adopt U.S. GAAP was also made to enhance communication with shareholders and improve the comparability of financial information reported with its competitors and peer group.

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table. The results demonstrate a continued emphasis on growth compared to prior quarters, with an equal emphasis on management programs for underperforming branches.

(thousands of dollars, except for per share amounts and branch figures)			2011				2010
		Q3	Q2	Q1	Q5	Q4	Q3	Q2	Q1
Consolidated Results
No. of branches	Canada	574	573	566	542	523	489	469	451
United Kingdom		8	6	4	2	2	0	0	0
		582	579	570	544	525	489	469	451
Loan volumes
Loan fees included		$204,616	$198,775	$216,290	$216,027	$205,659	$178,826	$172,105	$165,866
Regulated definition (excluding loan fee upon regulation)		172,602	167,327	182,031	184,110	174,902	157,653	164,819	165,866
Loan fees excluded in regulated provinces		$172,602	$167,327	$182,031	$181,071	$172,043	$149,357	$141,851	$135,674

Loan fees		$33,944	$32,813	$36,314	$36,227	$35,183	$31,328	$34,160	$33,878
Other income		15,767	14,397	13,006	13,532	12,153	9,430	8,126	7,760
		49,711	47,210	49,320	49,759	47,336	40,758	42,286	41,638
Branch expenses
Salaries and benefits		14,591	14,113	14,382	13,698	13,695	12,206	11,694	10,972
Retention payments		6,774	6,578	7,189	6,934	5,833	5,300	5,000	5,100
Selling, general and administrative		5,368	5,930	5,827	4,739	4,361	4,255	4,114	4,412
Rent		4,589	4,566	4,405	4,259	3,790	3,498	3,307	3,082
Advertising and promotion		1,312	1,303	1,426	1,223	1,171	1,023	1,060	1,059
Provision for loan losses		662	654	663	454	200	86	16	32
Depreciation of property and equipment		1,711	1,687	1,660	1,566	1,477	1,374	1,334	1,256
		35,007	34,831	35,552	32,873	30,527	27,742	26,525	25,913
Branch operating income		14,704	12,379	13,768	16,886	16,809	13,016	15,761	15,725
Regional expenses		4,069	3,764	4,149	2,582	3,638	2,953	2,836	2,324
Corporate expenses		4,800	4,257	4,041	5,048	4,514	3,680	3,749	4,142
Other depreciation and amortization		455	547	540	13	405	279	787	571
Net income before income taxes and class action settlements		5,380	3,811	5,038	9,243	8,252	6,104	8,389	8,688
Class action settlements		3,206	-	-	-	100	2,715	100	-
EBITDA*		4,547	6,260	7,500	11,132	10,325	5,275	10,643	10,725
Net income and comprehensive income		$1,155	$2,500	$3,352	$7,682	$5,476	$2,199	$5,467	$5,640
Basic earnings per share
Before class action expenses net of normalized tax		$0.19	$0.15	$0.20	$0.44	$0.32	$0.13	$0.33	$0.34
Net income and comprehensive income		$0.07	$0.15	$0.20	$0.44	$0.32	$0.13	$0.33	$0.34
Diluted earnings per share
Before class action expenses net of normalized tax		$0.19	$0.14	$0.19	$0.42	$0.31	$0.13	$0.32	$0.34
Net income and comprehensive income		$0.07	$0.14	$0.19	$0.42	$0.31	$0.13	$0.32	$0.34
*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets

OTHER

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Cautionary Statement Regarding Forward-looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents, and other factors described in the our latest Annual Information Form filed on SEDAR at www.sedar.com under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Measures

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada.  These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies.  Although a measure such as ‘Earnings Before Interest, Income Taxes, Stock-based Compensation, Depreciation of Property and Equipment and Amortization of Intangible Assets’ (EBITDA) does not have a standardized meaning prescribed by GAAP, this measure is used herein or can be determined by reference to our financial statements.  “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to, and helps explain, changes in total revenue.  Average revenue is defined as revenue for the period divided by the number of branches. “BOI” is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network. “Operating income” (OI) is a non-GAAP measure tracked and reported by us and is generally used to compare the income before income taxes and other non-recurring items which primarily relates to the overall operations of the branch, regional and corporate network.  “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. “Corporate expenses” is a non-GAAP measure which is used to gauge expenditures at the corporate level and includes compensation of associates and related expenses at the corporate office level. These measures are discussed because management believes that they facilitate the understanding of our results as it relates to our operational and financial position.

The following table provides a reconciliation of net income in accordance with GAAP to EBITDA for the past eight quarters.

EBITDA Reconciliation

(thousands of dollars)		2011				2010
	Q3	Q2	Q1	Q5	Q4	Q3	Q2	Q1

Consolidated Results
Net income and comprehensive income	$1,155	$2,500	$3,352	$7,682	$5,476	$2,199	$5,467	$5,640
Interest	34	36	43	51	44	29	29	27
Income tax	1,019	1,311	1,686	1,561	2,676	1,190	2,822	3,048
Stock-based compensation	173	180	218	260	247	205	204	182
Depreciation of property and equipment and amortization of intangible assets	2,166	2,233	2,201	1,578	1,882	1,652	2,121	1,828
EBITDA	$4,547	$6,260	$7,500	$11,132	$10,325	$5,275	$10,643	$10,725
EBITDA adjusted for class action settlements	$7,753	$6,260	$7,500	$11,132	$10,425	$7,990	$10,743	$10,725